Exhibit 99.2

Alibaba Acquired Controlling Stake in Sun Art

Alibaba Group Holding Limited (“Alibaba”), through its subsidiary Taobao China Holding Limited, has acquired from Auchan Retail International S.A. and its subsidiary for a total of approximately HK$28.0 billion (US$3.6 billion) 70.94% of the equity in A-RT Retail Holdings Limited, which holds approximately 51% of the equity interest in Sun Art Retail Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 6808, “Sun Art”). Following this transaction, Alibaba, together with its related party, hold an approximately 72% economic interest in Sun Art, and Alibaba will consolidate Sun Art in its financial statements.

October 19, 2020